December 13, 2011

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:

Macatawa Bank Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the quarterly period ended September 30, 2011
Filed October 27, 2011
File No. 000-25927

                    Macatawa Bank Corporation (the "Company") acknowledges receipt of your letter dated December 8, 2011.

                    The Company, its auditors, and its legal counsel have begun reviewing your letter and formulating a response. The Company believes that it will be able to provide a satisfactory response to all of the staff's comments and questions.

                    The Company regrets, however, that it will not be able to provide a suitable response within the ten business-day period requested in your letter. The Company's response will be delayed due to holiday travel schedules and the need to work with the Company's auditors and legal counsel before submitting a complete response to your letter.

                    The Company expects to submit its full response on or before December 30, 2011. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (616) 494-7645 and my email address is jswets@macatawabank.com.

Very truly yours, /s/ Jon W. Swets Jon W. Swets Senior Vice President and Chief Financial Officer